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瑞生國際律師事務所 December 1, 2009 Geoffrey Kruczek, Attorney Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Mail Stop 6010	Abu Dhabi Barcelona Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong London Los Angeles Madrid Milan Moscow	Munich New Jersey New York Orange County Paris Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Funtalk China Holdings Limited
Post-effective Amendment No.2 to Form S-4
Filed on November 12, 2009
File No. 333-153492

Dear Mr. Kruczek:

On behalf of Funtalk China Holdings Limited (formerly known as “Pypo China Holdings Limited”), a company with limited liability registered by way of continuation in the Cayman Islands (“PCHL”), we are responding to the comment received by facsimile on November 20, 2009 from the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”)regarding PCHL’s Post-effective Amendment No. 2 to Form S-4, filed on November 12, 2009 (the “Registration Statement”).

For your convenience, we have set forth below the Staff’s comment and PCHL’s response thereto.

1.
We note that, in response to prior comment 3, you included an Explanatory Note in your amended Form 10-Q stating that the form amends the Form 10-Q filed by Middle Kingdom Alliance. Please tell us the authority on which you rely to conclude that your filing amends the filing by Middle Kingdom Alliance. In this regard, please provide us an analysis supporting your conclusion regarding whether you have a class of securities registered pursuant to Section 12 of the Exchange Act and, if you believe you do, why you are not filing your Exchange  Act reports using a file number of a company with a class of securities so registered.

Response:  As described in the Registration Statement, on July 9, 2009, Middle Kingdom Alliance Corp., a Delaware corporation (“Middle Kingdom”) merged with and into MK Arizona Corp., an Arizona corporation (“MK Arizona”), then a wholly owned subsidiary of Middle Kingdom, with MK Arizona as the surviving entity in the merger (the “Merger”).  Immediately thereafter, MK Arizona converted into PCHL pursuant to conversion and continuation procedures under Arizona and Cayman Islands law (the “Redomestication”).  As a result of the Merger and the Redomestication, each share of common stock of Middle Kingdom was converted into an ordinary share of  PCHL.  This reorganization changed Middle Kingdom’s place of incorporation from Delaware to the Cayman Islands.

Joseph A. Bevash Simon H. Berry Kenneth D. C. Chan	Stanley Chow Michael S. L. Liu Jane M. S. Ng	John A. Otoshi Chun Fai Woo Cheung Ying Yeung	Registered Foreign Lawyers: Patrick J. Flanagan (New York) Eugene Y. Lee (New York)	David J. Miles (England and Wales) David Zhang (New York)

December 1, 2009

Middle Kingdom had previously registered its common stock (and certain other equity securities) under section 12(g) of the Exchange Act on a registration statement on Form 8-A filed with the Commission on December 8, 2006. Rule 12g-3(a) under the Exchange Act provides that “where in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered pursuant to section 12 of the Exchange Act are issued to the holders of any class of securities of another issuer that is registered pursuant to either section 12(b) or 12(g) of the Exchange Act, the class of securities so issued shall be deemed to be registered under the same paragraph of section 12 unless upon consummation of the succession . . . all securities of such class are held of record by less than 300 persons.”

Section 250.02 of the Staff’s Compliance and Disclosure Interpretations further states that in a re-incorporation merger, where the class of securities is held of record by fewer than 300 persons, section 12(g) registration can be voluntarily continued by the successor pursuant to Rule 12g-3 without the filing of a new Exchange Act registration statement.1

In this case, the Merger and Redomestication constituted a re-incorporation merger under which PCHL is the successor to Middle Kingdom.  Ordinary shares of PCHL, which had not previously been registered pursuant to section 12 of the Exchange Act, were issued to holders of Middle Kingdom’s common stock in connection with the Merger and Redomestication.  Accordingly, PCHL proposes to furnish a Form 6-K, in the form attached hereto as Exhibit A, disclosing the continued registration, pursuant to Rule 12g-3(a), of PCHL’s ordinary shares (and certain other securities that satisfy the requirements of Rule 12g-3(a)) following the completion of the Merger and the Redomestication.  This Form 6-K would supplement the Form 8-K filed by PCHL on July 15, 2009 upon consummation of the Merger and Redomestication.

1 Section 250.02 states:  “The successor to a Section 12(g) registrant that underwent a re-incorporation merger to change its state of incorporation reported the merger in the next Form 10-Q that would have been required of the Section 12(g) registrant, and thereafter continued to file Exchange Act reports in reliance upon Rule 12g-3. The successor later learned that at the time of the merger, the predecessor had fewer than 300 record shareholders. Although Rule 12g-3 does not provide for the succession to the predecessor’s Section 12(g) registration if at the time of the succession the securities of the class are held by fewer than 300 record holders, the Division staff has taken the position that Section 12(g) registration could be voluntarily continued by the successor pursuant to Rule 12g-3 in these circumstances without the filing of a new Exchange Act registration statement.”  See Compliance and Disclosure Interpretations, Exchange Act Rules, Section 250.02, May 29, 2009.

December 1, 2009

As the successor registrant to Middle Kingdom, PCHL would submit the Form 6-K using Middle Kingdom’s file number for Exchange Act reports.  Following these steps, as the successor to Middle Kingdom, PCHL believes that its Form 10-Q/A, filed on November 10, 2009, would properly amend the Form 10-Q filed on August 14, 2009 by Middle Kingdom.2

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (852) 2912-2503, Allen Wang at (852) 2912-2512 or Stephanie Tang at (8621) 6101 6002.

Very truly yours,

/s/ David Zhang
of LATHAM & WATKINS

cc:
Dongping Fei, Chief Executive Officer, Funtalk China Holdings Limited
Kim Chuan (“Jackie”) Leong, Chief Financial Officer, Funtalk China Holdings Limited
Allen Wang, Esq., Latham & Watkins
Stephanie Tang, Esq., Latham & Watkins

2 Note that PCHL is currently a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, as described in PCHL’s Form 6-K furnished on October 16, 2009.  Although not technically required to file quarterly reports on Form 10-Q, PCHL filed the Form 10-Q/A on November 10, 2009 to correct the signatories for Middle Kingdom’s Form 10-Q filed on August 14, 2009 (as described in our previous correspondence with the Staff).

EXHIBIT A
(Form of Form 6-K)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009
--------------

Commission File Number:
----------

FUNTALK CHINA HOLDINGS LIMITED

South 3/F, Chang’An XingRong Center
No. 1 NaoShiKou Street, XiCheng District
Beijing, China 100031
8610-5832-5957
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover of Form 20-F or Form 40-F:

Form 20-F  ____X____          Form 40-F  _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

*Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________                                 No          X

*If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On July 9, 2009, Middle Kingdom Alliance Corp. (“Middle Kingdom”), a Delaware corporation, completed a corporate reorganization (the “reorganization”) that resulted in holders of Middle Kingdom securities holding securities in Funtalk China Holdings Limited (the “Company”).

This Form 6-K is being furnished to indicate that pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended, following the reorganization, the classes of the Company’s securities listed below were deemed to be registered under Section 12(g) of the Exchange Act:

Series A Units, each consisting of one ordinary share, $0.001 par value, and five non-redeemable Class A Warrants
(Title of Class)

Series B Units, each consisting of one ordinary share, $0.001 par value, and one redeemable Class B Warrant
(Title of Class)

Ordinary Shares, $0.001 par value
(Title of Class)

Class A Warrants
(Title of Class)

Class B Warrants
(Title of Class)

Please see the Company’s report on Form 8-K filed on July 15, 2009 relating to the corporate reorganization for additional details.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Funtalk China Holdings Limited

By:     _____________________
Name:
Title:

Date: